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SEC FILE NUMBER
001-32465

CUSIP NUMBER
92342Y109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	October 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
VeriFone Holdings, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
2099 Gateway Place, Suite 600

Address of Principal Executive Office (Street and Number)
San Jose, California 95110

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     VeriFone Holdings, Inc. (“VeriFone”) is unable to file its Annual Report on Form 10-K for the year ended October 31, 2007 in a timely manner without unreasonable effort and expense in light of the circumstances described below.
On December 3, 2007, VeriFone announced that following a review by and on the recommendation of management, it has concluded that its unaudited interim consolidated financial statements for the three months ended January 31, 2007, the three and six months ended April 30, 2007, and the three and nine months ended July 31, 2007, should no longer be relied upon, principally due to errors in accounting related to the valuation of in-transit inventory and allocation of manufacturing and distribution overhead to inventory, each of which affects VeriFone’s reported costs of net revenues. The restatements are anticipated to correct errors that overstated previously reported inventories in material amounts as of January 31, 2007, April 30, 2007, and July 31, 2007, and understated cost of net revenues in material amounts for the three month periods ended January 31, 2007, April 30, 2007, and July 31, 2007. Accordingly, investors are cautioned not to rely on VeriFone’s historical financial statements and earnings press releases and similar communications for the periods ended January 31, 2007, April 30, 2007, and July 31, 2007. These restatements are also anticipated to correct other errors that may be detected in the course of VeriFone’s review.
VeriFone concluded that a restatement of its interim unaudited financial statements is required as a result of an internal review of in-transit inventory balances conducted in preparation for VeriFone’s fiscal 2007 audit.
VeriFone’s management and the Audit Committee of its Board of Directors have determined to delay the filing of VeriFone’s Annual Report on Form 10-K for the fiscal year ended October 31, 2007 pending completion of the assessment of the errors and the restatements described above. Upon completion of its assessment of these errors, VeriFone intends to file amended Quarterly Reports on Form 10-Q for the periods described above that will restate the previously issued financial statements included therein, following which time VeriFone expects to complete and file its Annual Report on Form 10-K for the fiscal year ended October 31, 2007.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Barry Zwarenstein	(408)	232-7800
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

The disclosure set forth in Part III is incorporated by reference herein. VeriFone expects to report total revenues for the year ended October 31, 2007, of approximately $904 million compared to $581 million for the year ended October 31, 2006. Prior to the completion of the restatement process described above, VeriFone is unable to reasonably estimate any additional information regarding the anticipated change in results of operations from the fiscal year ended October 31, 2006.
Although VeriFone’s management is still evaluating the implications of the restatements described above on its internal control over financial reporting, when VeriFone files its Annual Report on Form 10-K for the year ended October 31, 2007 and amends the previously filed quarterly reports to effect the restatements, management expects VeriFone to report one or more material weaknesses in VeriFone’s internal control over financial reporting.

Forward-Looking Statements

This notification contains forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Risks, uncertainties and assumptions that could affect VeriFone’s forward-looking statements include, among other things, completion of the restatements described above and completion of VeriFone’s financial statements as of, and for the fiscal year ended October 31, 2007. Other risks and uncertainties include, but are not limited to, those discussed under the heading “Risk Factors” in VeriFone’s Annual Report on Form 10-K for the year ended October 31, 2006 and subsequent Quarterly Reports on Form 10-Q. Unless required by law, VeriFone expressly disclaims any obligation to update publicly any forward-looking statements, whether as result of new information, future events or otherwise.

VeriFone Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 31, 2007	By	/s/ Douglas G. Bergeron

Name: Douglas G. Bergeron
Title: Chairman and Chief Executive Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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